SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE	FIRM/AFFILIATE
NEW YORK 10036-6522 __________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 22, 2012	OFFICES __________ BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON __________ BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI

BY EDGAR AND EXPRESS MAIL

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, D.C 20549

Attention:     Sonia Gupta Barros, Esq.

                       Kristin Aberg, Esq.

SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Re:	iShares® Dow Jones-UBS Roll Select Commodity Index Trust

Registration Statement on Form S-1

Filed December 7, 2011

File No. 333-178376

Pre-Effective Amendment No. 1 to the above-referenced Registration Statement

Filed June 22, 2012.

Ladies and Gentlemen:

On behalf of iShares® Dow Jones-UBS Roll Select Commodity Index Trust (the “Trust”), we hereby submit for filing pursuant to the Electronic Data Gathering, Analysis and Retrieval System, one copy of the Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form S-1, which has been marked to show changes from the December 7, 2011 submission.

This letter also responds on behalf of iShares® Delaware Trust Sponsor LLC (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in the staff’s letter dated January 3, 2012 (the “January 2012 Comment Letter”), which was received with respect to the Company’s above-referenced Registration Statement, File No. 333-178376. Please note that, in connection with Amendment No. 1, a number of changes were made to the proposed investment strategy of the Trust. The Trust will now be

Securities and Exchange Commission

June 22, 2012

investing in exchange-traded futures contracts of various terms until their respective delivery months (“Index Futures”) on the Dow Jones-UBS Roll Select Commodity Index (the “DJ-UBS Roll Select CI”), each of which are subject to typical margin requirements equal to a percentage of their current value. The Trust will continue to provide unleveraged exposure to the commodities represented in the DJ-UBS Roll Select CI by separately holding additional assets sufficient to fully collateralize its Index Futures positions. The returns on the Index Futures, together with the returns on these additional collateral assets, are expected to correspond generally to the performance of the Dow Jones-UBS Roll Select Commodity Index Total Return (the “Index”), which represents the return on a fully collateralized investment in the DJ-UBS Roll Select CI.

For your convenience, we have set forth below the Staff’s comments in bold followed by the Company’s response thereto. Page numbers and section references indicate the location of our revisions contained in the prospectus (the “iShares DJ-UBS Commodity Index Trust Prospectus”) for the Shares to be issued by the Trust. The iShares DJ-UBS Commodity Index Trust Prospectus is part of Amendment No. 1 to Registration Statement, File No. 333-178376. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the iShares DJ-UBS Commodity Index Trust Prospectus.

The Company has reviewed this letter and has authorized us to make the representations contained herein on its behalf.

Prospectus

General

1.	Please complete all blank sections of the registration statement with your next amendment in order to provide us with sufficient time to review these sections. We may have additional comments on your disclosure once you have completed blank sections.

The Company will provide the missing information as soon as such information is available to it.

2.	We note that your shareholders will receive a Schedule K-1, which reports their allocable portion of tax items. Please explain this on the cover page of the prospectus. Please also include risk factor disclosure in the summary of the prospectus and in the risk factor section on issues investors may face because of this tax treatment. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Publicly-registered partnership investment entities have been common since at least the mid-1980s and there are many ETFs which are treated as partnerships for U.S. federal income tax purposes. The Company does not believe that a discussion of Schedule K-1 reporting would be appropriate on the cover page; however, the Company has added further

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June 22, 2012

disclosure to the risk factor on page 28 of the iShares DJ-UBS Commodity Index Trust Prospectus titled “The IRS could adjust or reallocate items of income, gain, deduction, loss and credit with respect to the Shares if the IRS does not accept the assumptions or conventions utilized by the Trust” and to the discussion of constructive termination of the Trust’s partnership status on page 77 of the iShares DJ-UBS Commodity Index Trust Prospectus.

Prospectus Cover Page

3.	Please include the initial price per share that will be paid by the initial Authorized Participant and the price per share that will be paid by Authorized Participants that purchase creation baskets in the future.

Please see revisions made on the cover page of the iShares DJ-UBS Commodity Index Trust Prospectus.

Prospectus Summary, page 1

4.	Please explain in greater detail the relationship between the Dow Jones-UBS Roll Select Commodity Index and the Dow Jones-UBS Roll Select Commodity Index Total Return, including how the Dow Jones-UBS Roll Select Commodity Index Total Return reflects the returns of an investment in the Dow Jones-UBS Roll Select Commodity Index.

The disclosure has been clarified to explain that the Index reflects the returns on a fully-collateralized investment in the DJ-UBS Roll Select CI, by combining the returns of the DJ-UBS Roll Select CI with the returns on three-month U.S. Treasury bills. Please see revisions made on pages 8 and 35 of the iShares DJ-UBS Commodity Index Trust Prospectus.

5.	Please explain in greater detail the difference between CERFs and standard futures contracts, including any differences in risk between these products. For example, explain how the requirement to be a 100% margin participant and the longer expirations affect the level of volatility and risk investors may experience.

As noted above, the Trust is expected to invest in Index Futures instead of CERFs. The Index Futures will be 100% collateralized by the assets required to be delivered by Authorized Participants as part of the Shares creation process. The Index Futures are initially expected to have quarterly expiration dates, although Index Futures with longer terms until their respective delivery months may also subsequently be acquired. Please see pages 1, 7-8 and 45 of the iShares DJ-UBS Commodity Index Trust Prospectus.

Securities and Exchange Commission

June 22, 2012

6.	Please discuss in greater detail any trading strategy you intend to employ in trading CERFs prior to their expiration date.

The trading strategy for the Index Futures is described in detail on pages 43-44 of the iShares DJ-UBS Commodity Index Trust Prospectus. The disclosure contained on page 43-44 provides investors with a full explanation of the rolling process and the associated risks without committing the Trust to a particular volume of, or timeline for, future Index Futures sales and/or purchases, which could be exploited by various market participants and result in the Trust obtaining relatively less favorable pricing for the Index Futures.

7.	We note that you intend to offer baskets to Authorized Participants for CERFs and cash. Please clarify how the value of the CERFs received as consideration for the baskets will be determined.

Please see the revisions made on pages 49-51 of the iShares DJ-UBS Commodity Index Trust Prospectus which explain the valuation of the Index Futures delivered in connection with creations.

8.	We note your disclosure that you intend to continuously offer units of beneficial interest to the public but may suspend issuances of Shares at any time. Please revise your disclosure to describe the circumstances under which you may suspend issuances.

The disclosure on pages 23, 24, 49, 50, 51 and 84 of the iShares DJ-UBS Commodity Index Trust Prospectus has been revised to include a description of the circumstances under which the Trust may suspend issuances or redemptions.

9.	We note your disclosure that the Trust currently holds long positions in CERFs. Elsewhere in the prospectus you state that you will invest in CERFs. Please explain if you have already made such investments.

The disclosure on page 4 of the iShares DJ-UBS Commodity Index Trust Prospectus has been revised to clarify that the Trust does not currently hold Index Futures. The Trust will invest the proceeds of the offering of its Shares in Index Futures.

10.	You state that in the future, in order to achieve your investment objective, you may invest in Index Futures. Please expand your disclosure to explain why you may need to invest in Index Futures.

As noted in our previous responses, the Trust will no longer invest in CERFs. Instead, the Trust will invest in Index Futures, as discussed throughout the revised iShares DJ-UBS Commodity Index Trust Prospectus.

11.	You also state that differences between the performance of the Index Futures and the Index may be based on the leveraged nature of the Index Futures. Please expand your disclosure to explain how the Index Futures are leveraged and the additional risks this may pose to investors. Please provide specific examples if possible. We may have further comments.

Securities and Exchange Commission

June 22, 2012

This statement had initially been included to provide for the possibility that, in connection with investing in Index Futures which would require less margin to be posted by the Trust, the Trust would in turn accept less collateral for the Index Futures from Authorized Participants. The Company no longer expects this to be the case and will require Authorized Participants to deliver 100% collateral for the Trust’s Index Futures positions, thus removing the effects of embedded leverage in Index Futures at the Shareholder level.

The disclosure on page 17-18 has been modified to reflect the foregoing. Please note that the statement on pages 5 and 45 of the Registration Statement remains true, in that the performance of an individual Index Future may deviate from that of the Index due to the embedded leverage in such Index Future (while the Index itself represents a fully collateralized investment in the Dow Jones-UBS Roll Select Commodity Index). However, when combined with the returns on the additional collateral accepted from Authorized Participants, the overall performance of the Trust itself will continue to reflect the performance of the fully collateralized Index and, accordingly, will represent an unleveraged investment from the perspective of Shareholders.

12.	We note your disclosure that an investment in you may be relatively cost-efficient because expenses are shared proportionately among all shareholders and may be beneficial to investors not otherwise in a position to participate directly in the market for physical commodities or futures on physical commodities. Retail investors are generally not in a position to participate directly in the market for physical commodities or futures on physical commodities and may rely on commodity ETFs to gain commodities exposure. Please tell us your basis for this claim and how your cost-efficiency compares to other futures-based commodity ETFs.

The disclosure referenced in this comment has been deleted. Although the cost-efficiency comparison was being made relative to a direct investment in the commodities or the underlying futures contracts rather than relative to competing ETFs, this disclosure was deleted in order to eliminate any risk that it be misinterpreted to mean that an investment in the Trust’s shares was more cost-efficient than such competing ETFs.

Breakeven Analysis, page 13

13.	To the extent that you anticipate rebalancing costs and such costs are not reflected in the Breakeven Table, please revise the narrative or provide footnote disclosure, as appropriate, to reflect these costs.

Because the Trust will be trading Index Futures rather than the futures contracts underlying the Index, the Trust is not expected to incur any costs due to any rebalancing of the Index itself. Any rebalancing costs incurred by the Trust in connection with trading the Index Futures themselves are captured by the per contract fees and charges associated with the Trust’s acquisition and disposition of Index Futures identified in the “Brokerage Commissions and Fees” item in the Breakeven Analysis table as discussed in Footnote 3.

Securities and Exchange Commission

June 22, 2012

14.	You refer to expenses that will be paid by the Sponsor in this section. Please revise your disclosure to disclose if the Sponsor is contractually required to make such payments.

The Company respectfully notes that its contractual obligation to pay certain enumerated administrative, operational and marketing expenses of the Trust is disclosed on page 2 and page 47 of the iShares DJ-UBS Commodity Index Trust Prospectus. Accordingly, the Company respectfully submits that additional disclosure on this point is not required.

The Index, the DJ-UBS CI and the DJ-UBS Roll Select CI, page 40

15.	Where you discuss formulas, for example on page 44, please provide examples of how such formulas operate.

The formulae on page 37 of the iShares DJ-UBS Commodity Index Trust Prospectus have been replaced with a paragraph describing how the DJ-UBS Roll Select CI selects contracts in narrative form.

Description of the Shares and the Trust Agreement, page 56

16.	Please discuss under what circumstances the Sponsor may elect to accept Short-Term Securities in lieu of CERFs or cash. Please clarify how the value of the Short-Term Securities received as consideration for the baskets will be determined.

Please see revisions made on pages 46-47 of the iShares DJ-UBS Commodity Index Trust Prospectus in response to this comment.

Principals and Key Personnel of the Sponsor, page 65

17.	Please include all disclosure required by Item 401 of Regulation S-K for the principals of the Sponsor, including age and a discussion as the specific experience, qualifications, skills, or attributes that led the conclusion such person should serve on the Sponsor’s board of directors. Similar disclosure should be provided for the principals of the Advisor, beginning on page 69.

The disclosure relating to the principals of the Sponsor and the Advisor has been updated in accordance with the requirements of Item 401 of Regulation S-K. Please see revisions made on pages 58 through 64 of the iShares DJ-UBS Commodity Index Trust Prospectus.

Plan of Distribution, page 90

18.	We note your disclosure that Authorized Participants may be deemed to be statutory underwriters. Please add disclose that the initial Authorized Participant will be deemed to be a statutory underwriter.

Please see revisions made on page 84 of the iShares DJ-UBS Commodity Index Trust Prospectus in the section entitled “Plan of Distribution.”

Securities and Exchange Commission

June 22, 2012

19.	Please identify all Authorized Participants known to you at this time.

The Company respectfully submits that it is still determining which entities to select as Authorized Participants for the DJ-UBS Commodity Index Trust Shares. Once these entities have entered into a binding agreement with the Trust to act as Authorized Participants, their identities will be disclosed.

Part II

Item 16. Exhibits and Financial Statements Schedules

20.	Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

A certificate of formation and form of Trust Agreement have been filed with this amendment. Draft opinions will be provided with a future amended filing of the iShares DJ-UBS Commodity Index Trust Prospectus.

Item 17. Undertakings

21.	Please include the undertakings required by Item 512(i) of Regulation S-K or tell us why you believe you are not required to include this undertaking.

The Company respectfully submits that it will not be relying on Rule 430A in filing the Registration Statement for the Shares of the DJ-UBS Commodity Index Trust; accordingly, adding the undertakings required by such Item would not be warranted.

Signatures

22.	Please provide the signature of your controller or principal accounting officer, or tell us why you believe it is not required.

Jack Gee is the principal accounting officer; his signature block has been revised accordingly.

* * * * *

Securities and Exchange Commission

June 22, 2012

If you would like to discuss further any of the our responses to your comments or any related issues, please do not hesitate to contact us.

Sincerely,

/s/ Andrew M. Faulkner
Andrew M. Faulkner